SECU 10028033 ISSION

OMB APPROVAL	
OMB Number:	3235-0123
Expires: February 28, 2010	
Estimated average burden hours per response . . . 12.00	

SEC FILE NUMBER
8 - 67522

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PRIVATE COMPANY MARKETPLACE INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

140 BROADWAY, 46TH FLOOR
(No. and Street)

NEW YORK	NY	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LOUIS MEADE — 212 858-7546
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WEISBERG, MOLE', KRANTZ & GOLDFARB LLP
(Name -- *if individual, state last, first, middle name*)

SEC Mail Processing Section

MAR 01 2010

Washington, DC
110

185 CROSSWAYS PARK DRIVE	WOODBURY	NY	11797
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, LOUIS MEADE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PRIVATE COMPANY MARKETPLACE INC., as of 31-Dec 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

CEO

Title

Notary Public

GABRIELLE SBANO
NOTARY PUBLIC-STATE OF NEW YORK
No. 02SB6037889
Qualified In Kings County
My Commission Expires February 28, 2014

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Private Company Marketplace, Inc.

Financial Statements

December 31, 2009

Private Company Marketplace, Inc.
(A Development Stage Company)
Table of Contents
December 31, 2009

WMK&G

Weisberg, Molé, Krantz & Goldfarb, LLP
Certified Public Accountants

Independent Auditors' Report

To the Board of Directors of
Private Company Marketplace, Inc.

We have audited the accompanying statement of financial condition of Private Company Marketplace, Inc. (a development stage company) as of December 31, 2009, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Private Company Marketplace, Inc. as of December 31, 2009 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information, as listed in the table of contents, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Weisberg, Molé, Krantz & Goldfarb, LLP

Woodbury, New York
February 20, 2010

185 Crossways Park Drive, Woodbury, NY 11797 • Phone: 516-933-3800 • Fax: 516-933-1060
700 Kinderkamack Rd, Oradell, New Jersey 07649 • Phone: 201-655-6249 • Fax: 201-655-6098
www.weisbergmole.com

PRIVATE COMPANY MARKETPLACE, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF FINANCIAL CONDITION

December 31, 2009

ASSETS

Cash and cash equivalents	$	6,630
Property and equipment, net of accumulated depreciation of $4,759		393,520
Total assets	$	400,150

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	-
Total liabilities	$	-
Commitments and contingencies (note 6)		
STOCKHOLDERS' EQUITY		
Common stock, $0.01 par value, 5,000,000 shares authorized, 4,334,753 shares issued and outstanding	$	43,348
Additional paid in capital		1,358,938
Accumulated deficit		(1,002,136)
Total stockholders' equity	$	400,150
Total liabilities and stockholders' equity	$	400,150

The accompanying notes are an integral part of the financial statements.

PRIVATE COMPANY MARKETPLACE, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF OPERATIONS

For the Year Ended December 31, 2009

REVENUES	
Interest income	$ 51
EXPENSES	
Marketing costs	$ 266,312
Professional fees	17,032
Regulatory fees	1,650
Depreciation	1,586
General, administrative and other	16,837
Total expenses	$ 303,417
Net loss before provision for income taxes	$ (303,366)
Provision for income taxes	1,055
Net loss	$ (304,421)

PRIVATE COMPANY MARKETPLACE, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the Year Ended December 31, 2009

	Shares	Common Stock	Additional Paid-In-Capital	Accumulated Deficit	Total Stockholder's Equity
Balance at January 1, 2009	2,171,170	$ 21,712	$ 953,149	$ (697,715)	$ 277,146
Issuance of common stock	2,163,583	21,636	405,789	-	427,425
Net loss	-	-	-	(304,421)	(304,421)
Balance at December 31, 2009	2,171,170	$ 43,348	$ 1,358,938	$ (1,002,136)	$ 400,150

The accompanying notes are an integral part of the financial statements.

PRIVATE COMPANY MARKETPLACE, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (304,421)
Adjustments:	
Depreciation	1,586
Credit for prior marketing expense	(132,558)
Cash flow from changes in assets and liabilities:	
Decrease in other assets	22
Decrease in accounts payable and accrued expenses	(3,357)
Total adjustments	(134,307)
Net cash used in operating activities	$ (438,728)
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchases of property and equipment	$ (46,892)
CASH FLOWS FROM FINANCING ACTIVITIES	
Promissory note proceeds	$ 52,475
Principal payments on promissory note	(11,666)
Issuance of common stock	427,425
Net cash provided by financing activities	$ 468,234
Net change in cash	$ (17,386)
Cash and cash equivalents at beginning of year	24,016
Cash and cash equivalents at end of year	$ 6,630
SUPPLEMENTAL CASH FLOW DISCLOSURES:	
Interest paid	$ -
Income taxes paid	$ 1,055

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Private Company Marketplace, Inc. (a development stage company) ("the Company") was incorporated on February 11, 2005 in the State of New York. The Company operates as a broker/dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a development stage company that intends to offer a centralized web-based information clearing house and trading platform for accredited investors who invest in private (non-public) companies. To date, the Company's activities have been limited to the development of the website, raising equity capital, and marketing their services. There has been no revenue to date.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amount of income and expenses during the reported period. Actual results could differ from those estimates. The Company has evaluated events and transactions that occurred through February 20, 2010, which is the date the financial statements were issued, for possible disclosure and recognition in the financial statements.

Cash and Cash Equivalents

For purposes of the statement of cash flows, cash and cash equivalents includes funds in checking accounts.

Property and Equipment

Machinery and equipment are recorded at cost and depreciation is computed using the straight-line method over the estimated useful lives of the assets - generally three years. Information technology asset is primarily related to the construction and development of the Company's web-based trading platform. At December 31, 2009 property and equipment consisted of equipment in the amount of $5,452 and information technology asset of $392,827.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Information Technology Asset

The Company accounts for web-site development costs in accordance with professional accounting standards. Information technology asset consists of external costs incurred to purchase and implement the website software and significant enhancements used in the Company's business. These costs are capitalized and will be amortized using the straight-line method over the estimated useful life of the asset of fifteen years commencing upon substantial completion and commercialization of the website.

Off-Balance-Sheet Risk

The Company's bank account balances generally are not in excess of federally insured limits. At December 31, 2009, the Company does not hold any financial instruments with off-balance-sheet risk.

Warrants

The Company board's resolution established that two founding shareholders and officers have been granted one warrant for each common share issued to them. Each warrant has a term of ten years and an exercise price of $.30 (30 cents) per share. During the year ending December 31, 2009, 2,055,250 additional warrants were issued. Total warrants issued as of December 31, 2009 are 4,004,788. Management believes that these warrants have no discernable value as of December 31, 2009, and, therefore, no value has been assigned.

Income Taxes

The Company's provision for income taxes includes minimum taxes owed to various state and local agencies. As of December 31, 2009, the Company has available federal and state net operating loss carryforwards totaling approximately $1,022,000 which will begin to expire in the year 2025. Due to the uncertainty of future utilization no net tax benefit has been recorded for the expected utilization of these net operating loss carryforwards.

NOTE 2 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had net capital of $6,630 which was $1,630 in excess of its required net capital. The Company's aggregate indebtedness to net capital ratio was 0.0 to 1.

NOTE 3 – CONVERTIBLE PROMISSORY NOTE

At December 31, 2008 the Company had an unsecured convertible promissory note issued to a vendor. In 2009 this note was canceled. At the date of cancellation, the balance of the note and trade payables owed to this vendor amounted to $132,558. The Company and the vendor executed a consulting agreement simultaneous with the cancellation of the note. The consulting agreement provided for the cancellation of this debt. The consulting agreement was terminated in August 2009. Income recognized as a result of the debt cancellation is reflected as a reduction in marketing costs on the accompanying statements.

NOTE 4 – REGULATION

The Company is registered as a broker/dealer with the SEC. The securities industry in the United States is subject to extensive regulation under both federal and state laws. The SEC is the federal agency responsible for the administration of the federal securities laws. Much of the regulation of broker/dealers has been delegated to self-regulatory organizations, such as the FINRA, which had been designated by the SEC as the Company's primary regulator. These self-regulatory organizations adopt rules, subject to approval by the SEC, that govern the industry and conduct periodic examinations of the Company's operations. The primary purpose of these requirements is to enhance the protection of customer assets. These laws and regulatory requirements subject the Company to standards of solvency with respect to capital requirements, financial reporting requirements, record keeping and business practices.

NOTE 5 – FUNDING

The Company has not had operating revenues since inception. The two stockholders have funded the ongoing website construction, marketing and other operating expenses through capital contributions as needed. The shareholders have affirmed their commitment to continue funding these activities at least through December 31, 2010.

NOTE 6 – COMMITMENTS AND CONTIGENCIES

At December 31, 2009, the Company is renting office space on a month-to-month basis.

NOTE 7 – CUSTOMER PROTECTION RULE

The company is exempt from SEC rule 15c3-3 pursuant to the exemptive provisions under sub-paragraph (k)(2)(i) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

Supplementary Information

PRIVATE COMPANY MARKETPLACE, INC.
(A DEVELOPMENT STAGE COMPANY)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2009

NET CAPITAL		
Total stockholders' equity	$	400,150
Deduct stockholders' equity not allowable for net capital		-
Total member's equity qualified for net capital	$	400,150
Additions: none		
Deductions:		
Non-allowable assets	$	393,520
Total deductions	$	393,520
Net capital before haircuts on securities positions	$	6,630
Haircuts on securities		-
Net capital	$	6,630
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition		
Accrued expenses and other payables	$	-
Total aggregate indebtedness	$	-
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum net capital required (6 2/3% of aggregate indebtedness) (A)	$	-
Minimum dollar net capital requirement for reporting broker or dealer (B)	$	5,000
Net capital requirement (greater of (A) or (B))	$	5,000
Excess net capital	$	1,630
Excess net capital at 1000%	$	6,630
Ratio: Aggregate indebtedness to net capital (percentage)		0.00 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION		
(Included in Part II A of Form X-17A-5 as of December 31, 2009)		
Net capital as reported in Company's Part II A (unaudited) FOCUS report	$	6,630
Year-end adjustments - none		-
Net capital per above	$	6,630

The accompanying notes are an integral part of the financial statements.

WMK&G

Weisberg, Molé, Krantz & Goldfarb, LLP

Certified Public Accountants

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

To the Board of Directors of
Private Company Marketplace, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Private Company Marketplace, Inc. (the Company), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we considered to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report recognizes that it is not practical in an organization the size of Private Company Marketplace, Inc., to achieve all the divisions of duties and crosschecks generally included in an internal control environment and that alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the use of Management, the Securities and Exchange Commission, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Woodbury, New York
February 20, 2010

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

SIPC-7T

(29-REV 12/09)

(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Private Company Marketplace
140 Broadway
46th Floor
New York NY 10005

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Louis J. Monroe 212-858-7546

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 150 -

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (-0-)

____
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 150 -

E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 150 -

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 150 -

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Private Company Marketplace, Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CEO
(Title)

Dated the 25 day of February, 2010.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending Dec 31, 2010
Eliminate cents

Item No.	Amount
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ -0-
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	-0-
(2) Net loss from principal transactions in securities in trading accounts.	-0-
(3) Net loss from principal transactions in commodities in trading accounts.	-0-
(4) Interest and dividend expense deducted in determining item 2a.	-0-
(5) Net loss from management of or participation in the underwriting or distribution of securities.	-0-
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	-0-
(7) Net loss from securities in investment accounts.	-0-
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	-0-
(2) Revenues from commodity transactions.	-0-
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	-0-
(4) Reimbursements for postage in connection with proxy solicitation.	-0-
(5) Net gain from securities in investment accounts.	-0-
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	-0-
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	-0-
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ -0-	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ -0-	
Enter the greater of line (i) or (ii)	
Total deductions	-0-
2d. SIPC Net Operating Revenues	$ -0-
2e. General Assessment @ .0025	$ -0- (to page 1 but not less than $150 minimum)